UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2013 (as it may be amended or supplemented from time to time, and together with the exhibits and annexes thereto, the “Schedule 14D-9”), by Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Parent” or “Nielsen”), a Netherlands entity, to purchase all of the outstanding shares of the common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock attached thereto and issued pursuant to the Rights Agreement, dated as of March 11, 2005, by and between Harris Interactive and American Stock Transfer & Trust Company (as amended from time to time, the “Rights Agreement”), collectively, the “Shares”, and each a “Share”) of Harris Interactive at a price of $2.00 per Share, as may be adjusted upward or downward as described in the Schedule 14D-9 (such price, as so adjusted as set forth therein, if applicable, the “Offer Price”), net to the selling Harris Interactive stockholders in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the Offer. On January 16, 2014, pursuant to the terms of the Merger Agreement, the Offer Price was increased to $2.04 per Share as described in the Schedule 14D-9 and this Amendment No. 3.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Nielsen and Purchaser with the SEC on December 10, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented as follows:

By inserting, after the fourth paragraph on page 1 under the heading “— (b) Tender Offer and Merger,” the following paragraph:

“On January 16, 2014, the World Wide Cash Adjusted Amount was finally determined to be $11,483,790, as a result of which, pursuant to the terms of the Merger Agreement, the Offer Price is adjusted to be $2.04 per Share.

By inserting, immediately prior to the first full paragraph on page 3 under the heading “— (b) Tender Offer and Merger,” the following paragraph:

“On January 16, 2014, the World Wide Cash Adjusted Amount was finally determined to be $11,483,790, as a result of which, pursuant to the terms of the Merger Agreement, the Offer Price is adjusted to be $2.04 per Share. On January 17, 2014, Parent, Purchaser and the Company issued a joint press release announcing that the Offer Price has been increased to $2.04 per Share. Since the Offer Price was adjusted and the Offer was scheduled to expire less than ten

(10) business days following the press release announcing such adjustment, Purchaser and Nielsen have extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on Friday, January 31, 2014 (one minute after 11:59 P.M., New York City time, on January 31, 2014). A copy of this joint press release of the Company, Purchaser and Parent, dated January 17, 2014, announcing the adjustment of the Offer Price and the extension of the expiration of the Offer, is filed as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting after the third full paragraph on page 52, the following new “Extension of the Offer Period” subsection:

“Extension of the Offer Period.

On January 17, 2014, Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on Friday, January 31, 2014 (one minute after 11:59 P.M., New York

City time, on January 31, 2014). The Offer was previously scheduled to expire at midnight, New York City time, at the end of the day on Wednesday, January 29, 2014. Computershare, the depositary for the Offer, has indicated that, as of 5:00 P.M. on January 16, 2014, a total of approximately 1.3 million Shares have been validly tendered and not properly withdrawn pursuant to the Offer. On January 17, 2014, the Company, Purchaser and Parent issued a joint press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(F) and incorporated herein by reference.”

Item 9. Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.
Exhibit

(a)(5)(F)	Joint Press Release issued by Prime Acquisition Corp., Nielsen Holdings N.V. and Harris Interactive Inc., dated January 17, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS INTERACTIVE INC.

By:	/s/ Eric W. Narowski
Eric W. Narowski

Title:	Chief Financial Officer (Principal Financial Officer)

Dated: January 17, 2014